                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 16 )*
                                            ----

                             ALBERTO-CULVER COMPANY
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                                (Name of Issuer)


                 CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                    013068101
                    -----------------------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg                               Carol L. Bernick
NEAL, GERBER & EISENBERG                            2525 Armitage Avenue
Two North LaSalle Street, Suite 2200                Melrose Park, IL 60160
Chicago, Illinois  60602                            (708) 450-3051
(312) 269-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 2002
                     --------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

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CUSIP NO. 013068101                   13D                   Page 2 of 6 Pages

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   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Carol L. Bernick
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *             (a) [_]
                                                                        (b) [X]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS *
                 Not applicable
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   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                       [_]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S. Citizen
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            NUMBER                 7      SOLE VOTING POWER
                                                   1,522,572
          OF SHARES
                                ------------------------------------------------
         BENEFICIALLY              8      SHARED VOTING POWER
                                                   4,196,478
           OWNED BY
                                ------------------------------------------------
             EACH                  9      SOLE DISPOSITIVE POWER
                                                   1,522,572
          REPORTING
                                ------------------------------------------------
            PERSON                 10     SHARED DISPOSITIVE POWER
                                                   4,196,478
             WITH
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    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 5,719,050
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    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
         Excluded are 88,682 Class B shares held directly by Bernick's spouse; and 11,587 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.
                                                                            [X]
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    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                 17.69%
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    14   TYPE OF REPORTING PERSON *
                 IN
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* SEE INSTRUCTIONS

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CUSIP NO. 013068101                   13D                   Page 3 of 6 Pages

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
Item 1. Security and Issuer.

        Title of Class of Securities:                    Class B Common Stock, $.22 par value per share
                                                         ("shares" or "Class B shares")

        Name and Address of Issuer:                      Alberto-Culver Company (the "Company")
                                                         2525 Armitage Avenue
                                                         Melrose Park, IL 60160

Item 2. Identity and Background.

        (a)   Name of Person Filing:                     Carol L. Bernick ("Bernick")

        (b)   Address:                                   c/o Carol L. Bernick
                                                         2525 Armitage Avenue
                                                         Melrose Park, IL 60160

        (c)   Principal Business:                        Bernick, an individual, is a Director, Vice Chairman and
                                                         Assistant Secretary of the Company, and President
                                                         Alberto-Culver Consumer Products Worldwide, a division
                                                         of the Company.

        (d)   Prior Criminal Convictions:                None

        (e)   Prior Civil Proceedings with Respect to
              Federal or State Securities Laws:          None

        (f)   Citizenship/Organization:                  U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

        On July 2, 2002 pursuant to an underwritten public offering, (i) trusts to which Bernick has sole voting and investment power sold 2,871,554 Class B shares, (ii) a trust, to which Bernick shares voting and investment power with Bernice E. Lavin, sold 300,600 Class B shares, and
        (iii) the Lavin Family Foundation, a charitable private foundation of which Bernick is Vice President and a Director (the "Lavin Family Foundation"), to which Bernick shares voting and investment power with Leonard H. Lavin and Bernice E. Lavin, sold 240,000 Class B shares, in each case at an initial price to the public of $48.20 per share, less an underwriting discount of $1.93 per share, for a price to Bernick (prior to expenses payable by Bernick related to the offering) of $46.27 per share.

Item 4. Purpose of Transaction.

        The transactions were for the Bernick family's estate planning and diversification rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

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CUSIP NO. 013068101                   13D                   Page 4 of 6 Pages

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Item 5.  Interest in Securities of the Issuer.

         (a)   (i)    Amount of Class B Shares Beneficially Owned: 5,719,050
                      shares total: 104,476 Class B shares held as trustee of the Carol L. Bernick Revocable Trust, u/a/d 4/23/93 (the
                      "Revocable Trust"); 100,000 shares held as trustee of the Carol L. Bernick Revocable Trust II, u/a/d 4/17/02 (the
                      "Revocable Trust II"); 282,740 Class B shares held as co-trustee of the CLB Grantor Annuity Trust, u/a/d 9/15/93
                      (the "CLB Trust"); 1,026,982 shares held as trustee of the KSL Property Trust II (the "Property Trust"); 1,771,549 shares held as co-trustee of the Bernice E. Lavin Trust, u/a/d 12/18/87 (the "BEL Trust"); 2,073,529 shares held as co-trustee of the Leonard H. Lavin Trust, u/a/d 12/18/87
                      (the "LHL Trust"); 71,400 shares held by the Howard and Carol Bernick Family Foundation, a charitable private foundation of which Bernick is President and a Director;
                      280,000 shares held by the Lavin Family Foundation; and 8,374 shares held as a participant in the Alberto-Culver
                      Employees' Profit Sharing Plan.

               (ii) Percentage of Class B Shares Beneficially Owned: 17.69% total: .32% as trustee of the Revocable Trust; .31% as trustee of the Revocable Trust II; .87% as co-trustee of the CLB Trust; 3.18% as trustee of the Property Trust; 5.48% as co-trustee of the BEL Trust; 6.41% as co-trustee of the LHL Trust; .22% as a Director and the President of the Howard and Carol Bernick Family Foundation; .87% as a Director and Vice President of the Lavin Family Foundation; and .03% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 32,331,640 Class B shares outstanding as of June 12,
                      2002).

         (b)   Number of Class B Shares as to which Bernick has:


                      (i)       Sole power to vote:         1,522,572/1//

                      (ii)      Shared power to vote:       4,196,478/2//

                      (iii)     Sole power to dispose:      1,522,572/1//

                      (iv)      Shared power to dispose:    4,196,478/2//

                      1/ The 1,522,572 shares held by Bernick and reflected as sole power to vote and sole power to dispose include 104,476 Class B shares held by the Revocable Trust; 100,000 shares held as trustee of the Revocable Trust II; 282,740 shares held by the CLB Trust; 1,026,982 Class B shares held by the Property Trust; and 8,374 Class B shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

                      2/ The 4,196,478 shares held by Bernick and reflected as shared power to vote and shared power to dispose include 280,000 shares held by the Lavin Family Foundation; 1,771,549 Class B shares held by the BEL Trust; 2,073,529 Class B shares held by the LHL Trust; and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation.

Bernick shares the power to vote and dispose of the 280,000 shares held by Lavin Family Foundation, 1,771,549 shares held by the BEL Trust, and 2,073,529 shares held by the LHL Trust with Leonard H. Lavin and Bernice E. Lavin. Bernick shares the power to vote and dispose of 71,400 shares held by the Howard and Carol Bernick Family Foundation with Howard B. Bernick and Marshall E. Eisenberg. Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:

               (i)    Name of Person:             (1)   Leonard H. Lavin
                                                  (2)   Bernice E. Lavin
                                                  (3)   Howard B. Bernick
                                                  (4)   Marshall E. Eisenberg

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CUSIP NO. 013068101                   13D                   Page 5 of 6 Pages

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
     (ii)    Address:                       (1),(2), 2525 Armitage Avenue
                                            and (3)  Melrose Park, Illinois 60160
                                            (4)      Neal, Gerber & Eisenberg
                                                     Two North LaSalle Street, Suite 2200
                                                     Chicago, Illinois  60602

     (iii)   Principal Business:            (1)      Leonard H. Lavin, an individual, is a Director and
                                                     the Chairman of the Company
                                            (2)      Bernice E. Lavin, an individual, is a Director and
                                                     the Vice Chairman, Secretary and Treasurer of
                                                     the Company
                                            (3)      Howard B. Bernick, an individual, is a Director
                                                     and the President and Chief Executive Officer of
                                                     the Company
                                            (4)      Marshall E. Eisenberg, an individual, is an
                                                     attorney and a partner in the law firm Neal,
                                                     Gerber & Eisenberg, Chicago, Illinois

     (iv)    Prior Criminal Convictions:    None

     (v)     Prior Civil Proceedings with
             Respect to Federal or State
             Securities Laws:               None

     (vi)    Citizenship/Organization:      U.S. Citizen

The shares owned by Bernick and the percentage ownership specified herein does not reflect 100,200 Class A shares held as co-trustee of a trust for her benefit; 327,805 Class A shares held as trustee of the Revocable Trust; 111,475 Class A shares held as trustee of the 2001 CLB GRAT; 395,378 Class A shares held by the Lavin Family Foundation; 80,088 Class A shares held as trustee of the Family Members Trusts; 64 Class A shares held as co-trustee of the BEL Trust; 5,704 Class A shares held by the LHL Trust; and 35,000 Class A shares held by the Howard and Carol Bernick Family Foundation.

Also excluded are 88,682 Class B shares held directly by Bernick's spouse; and 11,587 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares held by her spouse and they are not included above.

(c)  None, except as reported in Item 3 above.

(d)  None.

(e)  Not applicable.






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CUSIP NO. 013068101                   13D                   Page 6 of 6 Pages

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.


Item 7.  Material to be Filed as Exhibits.

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2002



Signature: /s/ Carol L. Bernick
          -----------------------------------------------------

Name/Title: Carol L. Bernick, individually; as trustee or
            co-trustee of various trusts; and as an officer of various foundations.